From:   Association of BellTel Retirees Inc.

            Tel:  212-685-4600

Tom Butler - TButler@Butlerassociates.com

Jason Fink - Jfink@ButlerAssociates.com

Victoria Carman - VCarman@ButlerAssociates.com

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Verizon Retiree Proxies Want to Claw Back & Level Playing Field on Executive Pay

Verizon Communications (NYSE:VZ) retirees want to hold company executives accountable by clawing back compensation when the company violates laws, regulations or company policy, according to a shareholder proposal backed by the Association of BellTel Retirees, Inc. (www.BellTelRetirees.org),  that will be voted on at Verizon’s Annual Meeting, May 4 in Dallas.

In 2015 Verizon agreed to pay $90 million to settle charges related to unauthorized third-party charges placed on subscriber bills, a practice known as “cramming.” According to the proposal, any executive who oversaw or approved misconduct like this that causes significant financial or reputational harm to Verizon could have incentive pay revoked.

The shareholder proposal was introduced by Jack Cohen, Chairman of the 134,000-member retiree group. The clawback proposal (Item # 9) would amend compensation policies to disgorge incentive earnings from senior executives whose conduct results in substantial criminal or civil penalties against Verizon.

“Why reward unscrupulous behavior,” asked Mr. Cohen. “If an executive behaves badly, unethically, or fails to maintain legally appropriate standards, hold them accountable.”

The Association itself introduced a second shareholder proposal to end the “uneven playing field” between senior executives and rank-and-file management, related to retirement savings benefits (Item #11).

There is no ceiling to the company match for those in the high-level Executive Deferral Plan, yet the plan for rank-and-file management is capped by law. In 2015 CEO Lowell McAdam received a matching contribution of $410,000, 20 times the maximum allowable for rank-and-file managers and others in the tax-qualified Management Savings Plan.

Since 1998, BellTel shareholder proposals have resulted in 11 changes in Verizon’s corporate governance and executive compensation policies. Three of these reforms (in 2003, 2007 and 2013) were imposed by a majority vote by shareholders and eight were negotiated or voluntary governance changes.

“As the largest individual group of shareholders, Verizon retirees want and expect a voice in the corporate governance of our company and we have our finger on the pulse,” said BellTel President Jack Brennan.

The Association of BellTel Retirees is a 134,000 member non-profit advocacy group that works for the protection of Verizon retirees’ pensions and benefits.  It can be found at www.BellTelRetirees.org